September 6, 2011

‘CORRESP’

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Ms. Linda Cvrkel, Branch Chief

Effie Simpson

Jean Yu

Re:

Puradyn Filter Technologies Incorporated

Form 10-K for the fiscal year ended December 31, 2010

Filed April 8, 2011

File No. 001-11991

Ladies and Gentlemen,

The Company is in receipt of the staff’s letter of comment dated August 10, 2011 on the above referenced filing.  Following are the Company’s responses to such comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Estimation of Inventory Obsolescence, page 19

1.

 In light of the materiality of your valuation for excess and obsolete inventory for each period reported, please tell us and revise your disclosure to discuss in greater detail the process through which the company determines that inventory is properly valued at each reporting period. Furthermore, we note from your disclosures in Item 9A pertaining to the material weaknesses identified with respect to internal controls over inventory you performed certain remedial actions during the period ended March 31, 2011.  In this regard, please tell us what, if any remedial actions you performed for the period ended December 31, 2010.

Response:

Inventory reserves are established based on management’s review on an item by item basis of slow moving and obsolete items. On a quarterly basis, management examines a database printout “Inventory Movement Report.” If the item has not had movement within a 24 month historical period, or if the on-hand quantity exceeds a 24 month future supply, the item is considered slow moving and the reserve is increased accordingly. If an item previously reserved has been disposed, the reserve is adjusted accordingly. Engineering is consulted on what items should be considered obsolete. Items included in the reserve as obsolete are evaluated to determine any net realizable value, utilization in

2017 High Ridge Road, Boynton Beach FL 33426     www.puradyn.com      (TF) 1 866 PURADYN / (T) 561 547 9499

future product designs and/or requirement for warranty retention purposes. The Company will revise its disclosure in future filings to include this expanded detail regarding the process through which the Company determines that inventory is properly valued at each reporting period.

The remedial actions indicated in Item 9A which were performed on the March 31, 2011 inventory were employed to a certain extent in validating the December 31, 2010 inventory. The December 31, 2010 inventory was not finalized until March 29, 2011. Rollback calculations were employed on the counts generated during March 2011 to verify the December 31, 2010 balances. Additional counts were performed on items that comprised high value in the December 31, 2010 inventory and the activity of those items was examined to verify December 31, 2010 values. Lastly, procedures executed by the staff in the December 31, 2010 counts were reviewed and confirmed to insure that the staff had a full understanding of the counting process. The December 31, 2010 inventory was tested on an item by item basis and an overall quantity and value basis to arrive at a determination that the amounts reported were accurate.

2.

Also, according to Note 1 of your Form 10-Q for the quarter ended March 31, 2011 we note that the valuation allowance for excess and obsolete inventory remained unchanged from December 31, 2010.  Please explain to us why in light of the remedial actions that were taken during the period ended March 31, 2011.  We may have further comment upon receipt of your response.

Response:

Inventory reserves remained static during the quarter ended March 31, 2011 as compared to the balance at December 31, 2010, as the valuation reserve that was established for the December 31, 2010 inventory was finalized at March 29, 2011. During the quarter ended March 31, 2011, there was no change in the items identified under the reserve analysis and no new items were considered obsolete.

Note 8. Long-Term Debt

Notes Payable to Stockholder, page F-13

3.

We note that at December 31, 2010 the Company had drawn the full funding amount under the agreement of approximately $6.1 million plus an additional $261,914.  Beginning in March 2006, annually, through February 2011, the maturity date for the agreement was extended annually from December 31, 2007, to December 31, 2012. Please advise us whether the aforementioned extensions have been legally binding.  If this obligation is by its nature due on demand (although payment may be extended) and there is no formal written agreement, please revise your financial statements to reflect this obligation in current liabilities pursuant to ASC 505-30.

Response:

The extensions are in writing and are legally binding. Please see Exhibit 10.10 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, Exhibit 10.12 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and Exhibit 10.10 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.  The borrowings are evidenced by Non-Recourse Promissory Notes with specific due dates and as such are not due on demand. These Non-Recourse Promissory Notes are the subject of the extensions.

4.

Furthermore, in regards to the warrants issued to this stockholder in connection with the loan, it is unclear whether the deferred charges have been fully expensed as of December 31, 2010.

Advise in detail and revise the notes to your financial statements.

Response:

The deferred charges related to the warrants issued in connection with the loans have not been fully expensed at December 31, 2010. The amount has been amortized over the remaining term of the loans and recomputed with each extension of the loans. The balance at December 31, 2010 was $2,013.15.

Item 9A. Controls and Procedures, page 12

5.

Please revise your disclosure in future filings to clearly state management’s assessment over the effectiveness of internal controls over financial reporting as effective or ineffective in accordance with Item 308(a)(3) of Regulation S-K.

Response:

The Company will revise its disclosure in future filings to clearly state management’s assessment over the effectiveness of internal controls over financial reporting as effective or ineffective in accordance with Item 308(a)(3) of Regulation S-K.

We trust the foregoing is fully responsive to the staff’s comments. The Company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Alan J. Sandler

Principal Financial Officer

Puradyn Filter Technologies, Inc.